FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

COSAN LIMITED

Item
1.	Material Fact dated November 3, 2011
2.	Minutes of the meeting of the Board of Directors of Cosan Limited held on November 3, 2011
3.	Minutes of the meeting of the Board of Directors of Cosan S.A. Indústria E Comércio held on November 3, 2011

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayer's ID (CNPJ/MF): 50.746.577/0001-15 Company Registry (NIRE): 35.300.177.045

Material Fact

Cosan S.A. Indústria e Comércio (BM&FBOVESPA: CSAN3), "Company", hereby announces that its Board of Directors, pursuant to the minutes sent to the Brazilian Securities and Exchange Commission (CVM) today, approved the renew of the Company's Buy Back Program of its common shares, under the following conditions:

(i)	Objective of the operation:	Acquisition of shares to be held in treasury for future sale or cancellation

(ii)	Validity period:	up to 365 days - (November, 3rd 2012)

(iii)	Maximum number of shares to be repurchased during the period:	2,584,000 common shares (representing approximately 0.6% of the outstanding shares)

(iv)	Free float on this date:	105,399,703 common shares

(v)	Company's profit reserve:	R$ 1,185.9 million

Brokers:

(i) Bradesco S/A CTVM, CNPJ 61.855.045/0001.32, Av. Paulista, 1450, 7º andar, Bela Vista, CEP 01310-917, São Paulo, SP;

(ii) Credit Suisse Hedging-Griffo Corretora de Valores S.A., CNPJ 61.809.182/0001.30, Av. Juscelino Kubitschek, 1830, Torre IV, 7º andar, Itaim Bibi, CEP 04543-900, São Paulo, SP;

(iii) Itaú Corretora de Valores S.A., CNPJ 61.194.353/0001.64, Av. Brigadeiro Faria Lima, 3400, 10º andar, Itaim Bibi, CEP 04538-132, São Paulo, SP e/ou

(iv) Santander S.A. Corretora de Câmbio e Títulos, CNPJ 61.510.574/0001.02, Av. Pres. Juscelino Kubitschek, 2041, 24º andar, Vila Olímpia, CEP 04543-011, São Paulo, SP.

(v) XP Investimentos CCTVM S/A - CNPJ/MF sob o nº 02.332.886/0001-04, com sede na cidade e estado do Rio de Janeiro, na Avenida das Américas, 3434,  Bloco 07, 2º andar, salas 201 a 208 (parte), Barra da Tijuca, inscrita no

(vi) CREDIT SUISSE (BRASIL) S/A CTVM - CNPJ: 42.584.318/0001-07
Endereço: Av Brigadeiro Faria Lima, 3064 - 13º andar - São Paulo,SP

São Paulo, November 3rd, 2011

Marcelo Martins
CFO & Investor Relations Officer

Item 2

MINUTES of the meeting of the board of directors of Cosan Limited (the “Company”) held at the Company’s offices at Avenida Juscelino Kubitchek, 1327, 4th floor, Sao Paulo, on November 03, 2011 at 2:00 pm (the “Meeting”).

Present:                      Mailson Ferreira da Nobrega, Class I DirectorJose Alexandre Scheinkman, Class I Director
George E. Pataki, Class I Director

Marcos Marinho Lutz, Class II Director
Marcelo de Souza Scarcela Portela, Class II Director
Burkhard Otto Cordes, Class II Director

Rubens Ometto Silveira Mello, Class III Director
Pedro Isamu Mizutani, Class III Director
Marcelo Eduardo Martins, Class III Director
Hélio França, Class III Director

1.	Chairman

Rubens Ometto Silveira Mello was elected chairman of the Meeting (the “Chairman”) and Marcelo Eduardo Martins acted as secretary (the “Secretary”).

2.	Notice & Quorum

The Chairman read the notice convening the Meeting and confirmed that notice had been given to all of the directors and their alternates in accordance with the bye-laws and that a quorum was present. It was also confirmed the absence of Mr. Marcus Vinicios Pratini de Moraes to the present Meeting.

3.	Results and Financial Statements for the Second Quarter ended 30 September 2011

The results and financial statements for the second quarter of the fiscal year 2011/2012 of the Company, which was closed as of 30 September 2011, were presented to the Meeting.

It was RESOLVED that the financial statements for the second quarter ended 30 September 2011 be and are hereby approved.

4.           Close

There being no further business, the proceedings then concluded.

/s/ Rubens Ometto Silveira Mello
_________________________
Chairman

Item 3

COSAN S.A. INDÚSTRIA E COMÉRCIO

C.N.P.J. nº 50.746.577/0001-15
N.I.R.E. nº 35.300.177.045

Minutes of the Board of Directors Meeting,
Held on November 03rd, 2011

1.           Date, Time and Place: Held on the 3rd day of November of 2011, at 10.00 a.m., at the administrative office of the Company at Avenida Juscelino Kubitschek, 1327, 4th Floor, in the city and state of São Paulo.

2.           Attendance: All the members of the Company’s Board of Directors were present, Mrs. Rubens Ometto Silveira Mello, Chairman of the Board of Directors, Pedro Isamu Mizutani, Vice-Chairman of the Board of Directors, Burkhard Otto Cordes, Marcelo Eduardo Martins, Serge Varsano, Maílson Ferreira da Nóbrega, Marcelo de Souza Scarcela Portela, e Roberto de Rezende Barbosa, members of the
Board of Directors.

3.           Summons: the call notice was waived in view of the attendance of all board members.

4.           Presiding Board: Chairman: Rubens Ometto Silveira Mello; Secretary: Maria Rita Drummond.

5.           Agenda: The Chairman informed the attending members that the present meeting had the purpose of resolving on the following agenda: (a) approve the results and financial statements for the second quarter of the fiscal year ending on March 31st of 2012; (ii) approve the placement for sale of certain assets owned by the Company or its non-operating subsidiaries (iii) renewal of the Share Buy Back Program of the Company

6.           RESOLUTIONS: Upon opening the meeting, after discussion of the matters, the members of the Board of Directors decided unanimously and without restrictions:

(i) Financial Statements and Management Report for the second quarter of fiscal year ending on March 31, 2012

(ii) the placement for sale of certain assets owned by the Company or its nonoperating subsidiaries on the best possible commercial conditions and fair market value. Related parties may participate by trusted third party assessment; and

(iii) renewal of the company’s share buyback program, in compliance with CVM Instruction 10/80.

7.           ADJOURNMENT: There being no further business to conduct, the Chairperson adjourned the meeting, from which the present minutes were written up, which after being read and found in conformity, were signed by all those present. aa) RUBENS OMETTO SILVEIRA MELLO, Chairman of the Board of Directors, PEDRO ISAMU MIZUTANI, Vice-Chairman of the Board of Directors, BURKHARD OTTO CORDES, SERGE VARSANO, MARCELO EDUARDO MARTINS, ROBERTO DE REZENDE BARBOSA, MAÍLSON FERREIRA DA NÓBREGA, MARCELO DE SOUZA SCARCELA PORTELA – members of the Board of Directors., AND MARIA RITA DRUMMOND, SECRETARY

This is an exact copy of the minutes recorded on its own.

SÃO PAULO, SP, NOVEMBER 3RD OF 2011

MARIA RITA DRUMMOND
SECRETARY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	November 4, 2011	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer